January 25, 2010
Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Key Energy Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Schedule 14A Filed April 16, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 2, 2009
File No. 1-08038
Dear Mr. Schwall:
On behalf of Key Energy Services, Inc. (“Key”, “our”, or “we”), we are pleased to submit this response to the letter dated December 30, 2009 containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings. The text of the Staff’s comments and Key’s responses thereto are set forth below.
To assist the Staff with its review, we will separately deliver a copy of this letter to you and the other Staff members by overnight mail.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 56
Valuation of Intangible and Tangible Assets, page 59
1.	We note that you consider the testing of goodwill and intangible assets for impairment to involve critical accounting estimates. We also note you recorded goodwill impairments in your pressure pumping and fishing and rental services reporting units, but you did not record any goodwill impairment for your well servicing reporting unit in fiscal 2008. We further note that after your segment realignment in fiscal 2009, you recorded additional goodwill impairment related to the reporting units in your Production Services segment, but you continued to conclude the goodwill in your well servicing reporting unit was not impaired. In future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

(a)	The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

(b)	The amount of goodwill allocated to each reporting unit.

(c)	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

(d)	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

(e)	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(f)	If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.
If you conclude and disclose either that no material amount of goodwill exists at reporting units which are at risk of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary. Please note similar concerns, to the extent applicable, relate to the asset impairment charge you recorded in the fiscal quarter ended September 30, 2009.

RESPONSE: The Staff is supplementally advised that, after impairment of all of the goodwill under our Pressure Pumping Services and Fishing and Rental Services segments based on our annual test completed on December 31, 2008, only our Well Servicing segment contained goodwill on this date. The Staff is also advised that the estimated fair value of our Well Servicing segment substantially exceeded its carrying value. Additionally, there was no risk of this reporting unit failing step one of the impairment test because of the substantial excess of estimated fair value over carrying value. We believed that future impairment charges for this reporting unit were not reasonably possible.

Related to the impairment charge recorded during the quarter ended September 30, 2009, the Staff is supplementally advised that this goodwill was related to contingent consideration paid during 2009 pursuant to a business combination completed in a prior year. This goodwill was recorded under our fishing and rental services reporting unit (included in our Production Services segment based on our new reportable operating segments in 2009). The impairment charge was approximately $0.5 million and the remaining goodwill of Key was approximately $345.2 million at September 30, 2009. All of the remaining goodwill at this date related to our rig services and fluid management services reporting units (included in our Well Servicing segment based on our new reportable operating segments in 2009). The Staff is advised that the reporting units containing goodwill had estimated fair values substantially in excess of their carrying values.

In future filings with the Commission in which the disclosure requirement is applicable, we will include the information in response to the Staff’s comments, or we will disclose that no reporting unit has an estimated fair value that is not substantially in excess of its carrying value. We will also disclose, if applicable, that no material amount of goodwill exists at reporting units which are at risk of failing step one of the impairment test or that there is no such risk for any of our reporting units.

Notes to Consolidated Financial Statements
Note 17 — Share Based Compensation
Accelerated Vesting of Option and SAR Awards, page 111
2.	We note that you accelerated the vesting of certain stock option and stock appreciation rights due to declines in your stock price. Please explain to us how you considered FASB ASC 718-10-55-67 related to the acceleration of vesting of these awards.

RESPONSE: In connection with our accounting related to the accelerated vesting of certain awards of stock options and stock appreciation rights (“SAR”) during the fourth quarter of 2008, we considered FASB ASC 718-10-55-67 (and prior to the FASB codification, FAS 123R, paragraph A55 of Appendix A), and it was Key’s position, based on the facts and circumstances, that these equity awards were not “deep out-of-the-money” on the acceleration date (December 17, 2008). We note that “deep out-of-the-money” is an undefined term, and believe our determination required judgment based on specific facts and circumstances. The stock option and SAR awards that were subjected to accelerated vesting had exercise prices ranging from a low of $12.45 to a high of $19.42. On the date of acceleration, the closing price of our common stock was $4.80. The judgments used in our determination considered the significant decline in the price of our common stock over a short period of time from October 2008 through December 2008 (and the depressed stock market in general), and the historical and expected tendency for significant price movements in our common stock. The average trading price of our common stock in the 90 and 30 calendar days leading up to the acceleration was $8.63 and $4.39, respectively. (Our 52 week closing high was $19.75 on June 26, 2008 and 52 week intraday high was $20.09 on June 27, 2008.) Additionally, during the twelve and six-month periods leading up to the acceleration, the calculated volatility in our stock price was approximately 94% and 124%, respectively, and during the two year period leading up to the acceleration was approximately 70%. Furthermore, during the last quarter of 2008, we began to experience declines in business activity and implemented numerous cost reduction measures, including salary and benefit reductions. We believed that the acceleration of the vesting of the stock option and SAR awards conveyed a benefit to the holders of those awards and, as such, used the acceleration as an employee retention tool. Based on these qualitative factors, we believed, based on our judgment, that the awards subject to acceleration were not “deep out-of-the-money”.

Upon receiving the Staff’s comment related to our accounting for the accelerated vesting of these awards, we conducted further research on the application of ASC 718-10-55-67. We have determined that an evaluation of an award’s inferred derived service period using certain valuation techniques must be performed to determine if an award is “deep out-of-the-money” when modification of that award occurs, making the modification not substantive for accounting purposes.

Accordingly, Key has performed an analysis of the derived service periods for each of the awards subject to acceleration using a Geometric Brownian Motion model. Based on this model, we determined that certain of these awards had likely derived service periods that were a significant portion of, or longer than, the original remaining explicit service periods (or vesting periods), and therefore considered “deep out-of-the-money” for accounting purposes. As a result, we determined that the acceleration of vesting for these “deep out-of-the-money” awards was not substantive for accounting purposes and the unrecognized compensation expense at the date these awards were modified should have been recognized over the awards’ original remaining requisite service periods as if the modification never occurred.

In connection with the acceleration, Key recorded a pre-tax charge of approximately $10.9 million during the fourth quarter of 2008, reflected in general and administrative expense. Based on the foregoing analysis using the Geometric Brownian Motion model, we have determined that approximately $6.7 million of pre-tax charge was properly recorded and approximately $4.2 million of this pre-tax charge (approximately $3.9 million of which relates to one particular grant of awards) should not have been recorded during the fourth quarter of 2008.

In light of this error, we have applied the principles of Staff Accounting Bulletin (“SAB”) Topic 1M1, to assess whether this error had or will have a material impact on prior or future financial statements. Based on our assessment, we determined that, on both a quantitative and qualitative basis, the effects of the misapplication of ASC 718-10-55-67 did not result in a material misstatement of Key’s financial statements as presented in our Annual Report of Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2009, June 30, 2009, and September 30, 2009, and could not be reasonably expected to result in a material misstatement of the financial statements to be reported in our Annual Report on Form 10-K for the year ending December 31, 2009 or any other filings made in future periods.

We also evaluated the materiality of these misstatements to the financial statements affected by this error in accordance with SAB Topic 1N. We determined that this error was immaterial and that a correcting entry for the current period and prior period misstatement is not necessary.
Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 129
3.	You disclose there were no changes in your internal control over financial reporting during your last fiscal quarter “other than those described above.” However, it is unclear from your preceding disclosure when the changes in your internal control over financial reporting actually occurred. For example, you state that management concluded that the remediation of your material weakness related to recording of revenues had been achieved as of December 31, 2008, but it is not clear whether the remediation and related changes in internal control occurred during your fourth fiscal quarter or during another quarter in fiscal 2008. Please revise your disclosure in future filings to definitively state whether there were or were not changes in your internal control over financial reporting in your most recent fiscal quarter. To the extent you conclude that there were changes that are reasonably likely to materially affect your internal control over financial reporting, please specifically describe those changes.

RESPONSE: The Staff is supplementally advised that there were no changes in our internal control over financial reporting during the fourth quarter of 2008; however, the testing of the remediation of the material weaknesses identified in the prior year was completed during the fourth quarter of 2008, allowing us to conclude that the remediation of these material weaknesses was achieved as of December 31, 2008. In our Form 10-K for the year ended December 31, 2007, we describe numerous changes made in our internal control over financial reporting during the fourth quarter of 2007, but that there were not enough instances of the controls in place to conclude that the material weaknesses described in the filing had been remediated. We also describe in our Form 10-Q for the quarter ended June 30, 2008 that we made changes in our internal control over financial reporting surrounding (i) authorization of expenditures, (ii) property, plant and equipment and (iii) application access and segregation of duties. Additionally, we describe in our Form 10-Q for the quarter ended September 30, 2008 that we made a change in our internal control over financial reporting surrounding user developed applications. In each instance, the evaluation of the remediation of the related material weaknesses was ongoing at those quarterly dates, and was completed, as mentioned above, during the fourth quarter of 2008.

In response to the Staff’s comments, in future filings to which the disclosure requirement applies, we will clarify our disclosure to definitively state whether there were or were not changes in our internal control over financial reporting in our most recent fiscal quarter, and, to the extent we conclude there were changes that are reasonably likely to materially affect our internal control over financial reporting, we will specifically describe those changes.
Schedule 14A Filed April 16, 2009
Compensation Discussion and Analysis
Cash Bonus Incentive Plan, page 23
4.	Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplementary basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the targets would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets. Please see Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE: We believe that we have provided a full description of Key’s qualitative performance targets on page 24 of our Proxy Statement on Schedule 14A (the “2009 Proxy Statement”). With respect to quantitative disclosure of our performance targets, we believe that the disclosure of such information, both for historical periods and for current and future periods, would result in competitive harm and, therefore, the targets are properly excluded under Instruction 4 to Item 402(b) of Regulation S-K.

As discussed on pages 23 and 24 of the 2009 Proxy Statement, the Compensation Committee established performance measures under the cash bonus incentive plan on a semi-annual basis. The opportunity to earn a bonus is based on the achievement of pre-determined operating and financial performance measures and other performance objectives established semi-annually by the Compensation Committee. For 2008, the performance measures were EBITDA, return on assets, safety, employee turnover and additional individual objectives (collectively, the “Performance Measurements”). The Performance Measurements were based on Key’s internal budget and business and operating plans.

As mentioned above, we believe that quantitative disclosure of the Performance Measures for current and future periods would result in competitive harm. Key’s budget and business and operating plans are prepared for internal purposes only and are not disclosed to the public. We generally do not provide forward-looking information regarding our projected financial performance. Disclosure of Key’s internal calculations for purposes of the cash bonus incentive plan could be misinterpreted as forward-looking performance expectations. Further, the Performance Measurements do not necessarily mirror our expectations. The Performance Measurements may be “stretch” targets in order to strive for a higher level of operational performance from Key’s management. Finally, the Performance Measurements have been set on a semi-annual basis, and, as such, may not reflect adjustments to performance expectations which might otherwise be made on a quarterly or monthly basis by management as economic circumstances, or other factors affecting the business, may dictate.

We also believe that disclosure of the Performance Measurements for completed periods would cause competitive harm. Our budget and business and operating plans are based on our internal expectations and analyses of various factors affecting Key’s business, including, among other matters, our customers’ budgets and anticipated increases or decreases in their activity levels and capital spending, the related mix of services we provide, commodity prices, international operations and international opportunities, safety issues and related expenses, labor issues and other costs in a volatile marketplace, and general economic conditions. These factors, as used in our budget and our business and operating plans, are essential in internal decision-making on strategic matters ranging from allocation of assets and resources, pricing and discounting strategies, pursuing potential acquisitions and divestitures, and other important strategic and confidential operational issues. As such, and for the other reasons discussed herein, we believe that public disclosure of information related to our budget and business and operating plans, as embodied in our Performance Measurements, would result in competitive harm to Key, even if made following the public announcement of Key’s results of operations for the relevant period.

Additionally, with regard to Performance Measurements for historical periods, a competitor could seize the opportunity to review internal financial and operating targets to determine if any trends or patterns exist between actual and targeted results. Our industry is extremely volatile and, therefore, successfully navigating through those market conditions is vital. If a competitor was able to gain insight into our assessment of a set of market conditions, even after such market conditions have passed, they could to gain an unfair advantage in understanding our strategic approach in managing through such market conditions. The ability to extrapolate our response to market changes is magnified by the fact that our Performance Measurements have been established on a semi-annual basis, which removes some of the volatility.

As the largest provider of onshore well service rigs in the United States and one of the leading onshore rig-based well servicing contractors, we benefit from our size and ability to react to market conditions. If our competitors learned of specific Performance Measurements, we could lose our advantage as a leader in the industry by signaling our expectations as to pricing, activity levels or planned acquisitions and dispositions. Additionally, the Performance Measurements target a measurable percentage level of operating improvement, but disclosing our internal objectives as to such improvements may create a misconception concerning our ultimate objectives with respect to those performance thresholds, which our competitors could attempt to use to their advantage.

For these reasons, it is our belief that disclosing the Performance Measurements could provide our competitors with additional insights into our plans and expectations, and perhaps as importantly, those of our customers, causing us to be at a strategic and competitive disadvantage.

In future filings, we will include disclosure about how difficult it would be for a named executive officer to achieve the Performance Measurements.
Discretionary Cash Bonuses, page 26
5.	Please revise to disclose the reasons why discretionary cash bonuses were paid to the NEOs, and the reasons for the amounts of the bonuses.

RESPONSE: In response to the Staff’s comments, we will provide the following disclosure in Key’s proxy statement on Schedule 14A for the 2010 annual meeting of the stockholders (the “2010 Proxy Statement”):
Discretionary Cash Bonuses

In addition to cash bonuses under the incentive plan discussed above, from time to time, the Compensation Committee may also approve the payment of discretionary cash bonuses to officers and other employees in recognition of an individual’s achievement beyond established targets. No discretionary bonuses were paid to any executive officer for fiscal 2009. The Compensation Committee did approve a “holiday gift” of approximately $200 to each of Key’s employees, other than its officers.

During 2008, the Compensation Committee authorized a discretionary cash bonus, in addition to the cash bonus paid under the cash bonus incentive plan, as summarized in the Summary Compensation Table. The Compensation Committee made the additional payments in further recognition of performance by each of the executive officers during 2008. The amounts of the bonuses reflected the Compensation Committee’s assessment of the subjective factors related to each of the NEO’s performance and exercise of additional tasks during the initial and continuing economic downturn, including Messrs. Alario’s and Austin’s proactive direction to initiate an aggressive cost reduction program and the other NEOs’ efforts in implementing this program in their respective areas of responsibility, ranging from their management of fleet and equipment costs, reductions in force and other efforts to identify cost savings as the Company was concurrently transitioning to a new organizational structure in early 2009.
We intend to file our 2010 Proxy Statement no later than April 1, 2010. As such, we believe that including such additional disclosure in response to the Staff’s comments would be of most benefit to Key’s stockholders, as opposed to the revision of any prior disclosure included in the 2009 Proxy Statement.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Financial Statements
Note 15 — Segment Information, page 23
6.	We note you revised your reportable business segments in fiscal 2009, and, as a result, your operating segments are now aggregated in a different manner. Please tell us how you considered FASB ASC 280-50-11 through 13 with respect to the revision of your reportable segments.

RESPONSE: The Staff is supplementally advised that in the first quarter of the fiscal year ended December 31, 2009, we reorganized our operating segments to align both our management structure and resources along our lines of business. We identified our five operating segments to be Rig Services, Fluid Management Services, Pressure Pumping Services, Fishing and Rental Services, and Electric Wireline Services. Each of these operating segments exhibit all of the characteristics of an operating segment as outlined in ASC 280-10-50-1, and the managers of these operating segments report directly to our Chief Operating Officer, who we have identified as our Chief Operating Decision Maker (“CODM”), which is another characteristic of an operating segment noted in ASC 280-10-50-7.

All of our operating segments exhibit similar economic characteristics as the level of activity and pricing for services is highly correlated with oil and natural gas commodity prices, and land drilling activity, as measured by the Baker-Hughes U.S. land drilling rig count, which is publicly available, and in our opinion, an accurate indicator of customer activity levels. Also, each operating segment has similar customers (major oil companies, independent oil and natural gas production companies, and foreign national oil and natural gas companies). Additionally, each operating segment provides services to the oil and gas industry through the use of direct labor and oilfield services equipment.

The nature of services provided under our Rig Services and Fluid Management Services operating segments are such that the services most often occur during the repair and maintenance phases of well activity, after a well has been drilled and completed. Our Rig Services and Fluid Management Services operating segments are each more than 10% of our consolidated revenues, and exhibit similar economic characteristics. Specifically, historical gross margin percentages (excluding depreciation and amortization expense) for our Rig Services and Fluid Management Services operating segments are highly correlated with the Baker-Hughes U.S. land drilling rig count, with lower correlations to average oil and natural gas prices. Average gross margin percentages (excluding depreciation and amortization expense) for our Rig Services operating segment were approximately 41% over the period from January 1, 2006 through December 31, 2008. Average gross margin percentages (excluding depreciation and amortization expense) for our Fluid Management Services operating segment were approximately 36% over the same period. Also, as noted above, these two operating segments are similar in all of the areas described in ASC 280-10-50-11. Therefore, we believe that the aggregation of our Rig Services and Fluid Management Services operating segments into a single reportable operating segment known as “Well Servicing” is appropriate.

Similarly, the nature of services provided under our Pressure Pumping Services, Fishing and Rental Services, and Electric Wireline Services operating segments are such that the services most often occur during the completion phase of well activity. Our Pressure Pumping Services operating segment has historically represented more than 10% of our consolidated revenues. Our Fishing and Rental Services and Electric Wireline Services operating segments have historically not represented more than 10% of our consolidated revenues. All three of these operating segments all share similar economic characteristics; specifically, the average gross margin percentages (excluding depreciation and amortization expense) for these operating segments exhibit a strong correlation with average prices of natural gas as measured at the Henry Hub. Over the period from January 1, 2006 through December 31, 2008, the average gross margin percentages (excluding depreciation and amortization expense) for our Pressure Pumping Services, Fishing and Rental Services and Electric Wireline Services operating segments were approximately 39%, 41% and 34%, respectively. Also, as noted above, these three operating segments are similar in all of the areas described in ASC 280-10-50-11. Therefore, we believe that the aggregation of these three operating segments into a single reportable operating segment known as “Production Services” is appropriate.

When our operating segments are aggregated in this manner, both the Well Servicing and Production Services reportable operating segments individually exceed 10% of our combined revenue, which is a quantitative threshold established in ASC 280-10-50-12. We did not assess combining operating segments pursuant to ASC 280-10-50-13, as all of our operating segments are reported under either the Well Servicing or Production Services reportable operating segments.

Based on the foregoing, we believe that the presentation of our reportable segments as reported in our filings with the Commission during fiscal year ended December 31, 2009 is in compliance with the standards established in ASC 280.
In connection with our responses to your comments on our filings, we acknowledge that:
•	Key is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Key may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fairly responds to the Staff comment letter. Key is prepared to provide the Staff any additional information required by the Staff in connection with its review. We respectfully request an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with our views. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned by telephone at (713) 651-4406 or facsimile at (713) 651-4551.

Sincerely,
/s/ T. M. Whichard III
T.M. Whichard III
Senior Vice President Chief Financial Officer

cc:	Ms. Tracie Tower, U.S. Securities and Exchange Commission
Mr. Mark Shannon, U.S. Securities and Exchange Commission
Mr. Norman Gholson, U.S. Securities and Exchange Commission
Ms. Kimberly Frye, Key Energy Services, Inc.
Mr. Ike Smith, Key Energy Services, Inc.